Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

(1) A free English translation from Spanish of a filing by the Company with the Chilean Superintendencia de Valores y Seguros relating ton the Companys extraordinary shareholders meeting.

Minutes of the Extraordinary Shareholders Meeting.

Supermercados Unimarc S.A.

In Santiago, Chile, at 18:00 oclock of the 5th day of November 2003, took place the extraordinary shareholders meeting of Supermercados Unimarc S.A. The meeting was held in Supermercados Unimarc offices at Amunategui 178, 6th Floor, Santiago, Chile.

PRESENT in the Table:

  Mr. Rodrigo Veliz Tapia.

  Mr. Cristian Rosselot Mora (president)

Presentation and Resolutions.

Presentations of Reports:

The Board disclosed to the shareholders the fact that the Court of Appeal of Santiago, Chile; rejected to vacate an Chilean Superintendencia de Valores y Seguros (the "SVS") resolution which oblige Supermercados Unimarc S.A. to modify its accountants records. Therefor, Supermercados Unimarc S.A., on the 16th day of October of 2003, accomplished what was ordered by the SVS, sending to the aforementioned authority, new accountants records as per SVS directions.

The modifications of the accountants results, made therefore, were significantly altered: v.gr. As per indications of the SVS year 2001 shows losses for M$2.040.198. So Supermercados Unimarc S.A. was forced to re-classify the distributed dividends against its accumulated previous results.

So the Board ask the shareholders to acknowledge what have been done as per bylaw of the SVS number 07981 dated the 29th of September of 2003, and to confirm the re-sending of the records referred.

RESOLUTION:

Approval of what have been done by the Directors in relation with the issue discussed herein, and of the re-sending of the accountants records.

The proposition was approved by all the shareholders without any question.